Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-230568

Dated October 23, 2019

Term Sheet

$750,000,000

2.375% Senior Notes due 2025

This pricing term sheet supplements the preliminary prospectus supplement of Fifth Third Bancorp dated October 23, 2019 relating to the prospectus of Fifth Third Bancorp dated March 28, 2019.

Issuer:	Fifth Third Bancorp

Security:	2.375% Senior Notes due 2025

Expected Ratings*:	Baa1 (Moody’s) / BBB+ (S&P) / A- (Fitch)

Currency:	USD

Size:	$750,000,000

Security Type:	SEC Registered Senior Notes

Trade Date:	October 23, 2019

Settlement Date**:	October 28, 2019 (T+3)

Maturity Date:	January 28, 2025

Coupon:	2.375%

Payment Frequency:	Semi-Annually

Interest Payment Dates:	January 28 and July 28 of each year, commencing January 28, 2020

Day Count Convention:	30/360

Optional Redemption:

The Notes will be redeemable at Issuer’s option, in whole or in part, at any time or from time to time, on or after April 25, 2020, and prior to December 29, 2024, in each case at a redemption price, plus accrued and unpaid interest thereon, if any, to, but excluding, the redemption date, equal to the greater of:

•  100% of the aggregate principal amount of the Notes being redeemed on that redemption date; and

•  the sum of the present values of the remaining scheduled payments of principal and interest on the Notes being redeemed that would be due if the Notes to be redeemed matured on December 29, 2024 (not including any portion of such payments of interest accrued to the redemption date) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable Treasury Rate (as defined in the prospectus supplement) plus 15 basis points.

On and after the date that is 30 days prior to the maturity date, the Notes will be redeemable, in whole or in part, at any time and from time to time, at the Issuer’s option at a redemption price equal to 100% of the aggregate principal amount of the notes being redeemed, plus accrued and unpaid interest thereon, if any, to, but excluding, the redemption date.

Benchmark Treasury:	1.500% US Treasury due September 30, 2024

Benchmark Treasury Spot and Yield:	99-19 3⁄4; 1.581%

Spread to Benchmark Treasury:	+80 bps

Yield to Maturity:	2.381%

Price to Public:	99.972% of face amount

Proceeds (Before Expenses) to Issuer:	$747,165,000

Denominations:	$2,000 x $1,000

CUSIP/ISIN:	316773CY4 / US316773CY45

Joint Book-Running Managers:	RBC Capital Markets, LLC Goldman Sachs & Co. LLC J.P. Morgan Securities LLC Morgan Stanley & Co. LLC

Co-Manager:	Fifth Third Securities, Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

It is expected that delivery of the notes will be made against payment thereof on or about October 28, 2019, which is the third business day following the date hereof (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to two business days before delivery of the notes will be required, by virtue of the fact that the notes initially will settle in T+3, to specify alternative settlement arrangements to prevent a failed settlement.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling RBC Capital Markets, LLC toll free at 1-866-375-6829, Goldman Sachs & Co. LLC toll free at 1-866-471-2526, J.P. Morgan Securities LLC collect at (212) 834-4533 and Morgan Stanley & Co. LLC toll free at 1-866-718-1649.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.